UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  August, 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Interim Results - 02 August, 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 02, 2007                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 02, 2007                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


                                                               Barclays Bank PLC
                                                                         Results
                                                                    Announcement
                                                                  30th June 2007



                                                               Barclays Bank PLC
                                                                 2nd August 2007

                               BARCLAYS BANK PLC

         BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

The Directors report the following results of the Barclays Bank PLC Group for the half-year ended 30th June 2007:

                   CONSOLIDATED INCOME STATEMENT (UNAUDITED)

                                                    Half year ended

                                            30.06.07     31.12.06     30.06.06
                                                GBPm         GBPm         GBPm
Continuing operations
                                           ---------    ---------    ---------
Interest income                               12,037       11,261       10,544
Interest expense                              (7,450)      (6,522)      (6,140)
                                           ---------    ---------    ---------
Net interest income                            4,587        4,739        4,404
                                           ---------    ---------    ---------
Fee and commission income                      4,292        3,928        4,077
Fee and commission expense                      (480)        (403)        (425)
                                           ---------    ---------    ---------
Net fee and commission income                  3,812        3,525        3,652
                                           ---------    ---------    ---------
Net trading income                             2,810        1,429        2,203
Net investment income                            396          588          374
                                           ---------    ---------    ---------
Principal transactions                         3,206        2,017        2,577
Net premiums from insurance contracts            442          550          510
Other income                                     130          171           86
                                           ---------    ---------    ---------
Total income                                  12,177       11,002       11,229
Net claims and benefits incurred on
insurance contracts                             (248)        (342)        (233)
                                           ---------    ---------    ---------
Total income net of insurance claims          11,929       10,660       10,996
Impairment charges                              (959)      (1,097)      (1,057)
                                           ---------    ---------    ---------
Net income                                    10,970        9,563        9,939

                                           ---------    ---------    ---------
Operating expenses excluding amortisation
of intangible assets                          (6,760)      (6,332)      (6,206)
Amortisation of intangible assets                (87)         (73)         (63)
                                           ---------    ---------    ---------
Operating expenses                            (6,847)      (6,405)      (6,269)
Share of post-tax results of associates and
joint ventures                                     -           16           30
Profit on disposal of subsidiaries,
associates and joint ventures                      5          323            -
                                           ---------    ---------    ---------
Profit before tax                              4,128        3,497        3,700
Tax                                           (1,158)        (869)      (1,072)
                                           ---------    ---------    ---------
Profit for the period                          2,970        2,628        2,628
                                           ---------    ---------    ---------

Profit attributable to minority interests        167          187          155
Profit attributable to equity holders          2,803        2,441        2,473
                                           ---------    ---------    ---------
                                               2,970        2,628        2,628
                                           ---------    ---------    ---------

The information in this announcement, which was approved by the Board of Directors on 1st August 2007, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act').


                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                                     As at
                                                                       30.06.07     31.12.06     30.06.06
                                                                           GBPm         GBPm         GBPm
Assets
Cash and balances at central banks                                        4,785        6,795        6,777
Items in the course of collection from other banks                        2,533        2,408        2,600
Trading portfolio assets                                                217,595      177,884      181,871
Financial assets designated at fair value:
- held on own account                                                    46,171       31,799       18,833
- held in respect of linked liabilities to customers
  under investment contracts                                             92,194       82,798       79,334
Derivative financial instruments                                        174,225      138,353      136,901
Loans and advances to banks                                              43,191       30,926       35,330
Loans and advances to customers                                         321,243      282,300      282,097
Available for sale financial investments                                 48,019       51,952       53,953
Reverse repurchase agreements and cash collateral
on securities borrowed                                                  190,546      174,090      171,869
Other assets                                                              6,289        5,850        5,866
Current tax assets                                                          345          557            -
Investments in associates and joint ventures                                228          228          560
Goodwill                                                                  6,635        6,092        5,968
Intangible assets                                                         1,228        1,215        1,125
Property, plant and equipment                                             2,538        2,492        2,515
Deferred tax assets                                                         774          764          776
                                                                    -----------  -----------  -----------
Total assets                                                          1,158,539      996,503      986,375
                                                                    -----------  -----------  -----------


                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                                      As at
                                                                       30.06.07     31.12.06     30.06.06
                                                                           GBPm         GBPm         GBPm
Liabilities
Deposits from banks                                                      87,429       79,562       86,221
Items in the course of collection due to other banks                      2,206        2,221        2,700
Customer accounts                                                       292,650      256,754      253,200
Trading portfolio liabilities                                            79,252       71,874       74,719
Financial liabilities designated at fair value                           63,490       53,987       43,594
Liabilities to customers under investment contracts                      93,735       84,637       81,380
Derivative financial instruments                                        177,777      140,697      138,982
Debt securities in issue                                                118,745      111,137      102,198
Repurchase agreements and cash collateral on securities lent            181,093      136,956      146,165
Other liabilities                                                        10,908       10,337       10,767
Current tax liabilities                                                   1,003        1,020          592
Insurance contract liabilities, including                                 3,770        3,878        3,558
unit-linked liabilities
Subordinated liabilities:
        - Undated loan capital - non convertible                          5,697        5,422        4,743
        - Dated loan capital - convertible                                   24           25           38
        - Dated loan capital - non convertible                            9,346        8,339        8,848
Deferred tax liabilities                                                    258          282          430
Other provisions for liabilities                                            527          462          474
Retirement benefit liabilities                                            1,840        1,807        1,976
                                                                    -----------  -----------  -----------
Total liabilities                                                     1,129,750      969,397      960,585
                                                                    -----------  -----------  -----------

Shareholders' equity
Called up share capital                                                   2,366        2,363        2,357
Share premium account                                                     9,493        9,452        9,354
Available for sale reserve                                                  258          184           32
Cash flow hedging reserve                                                  (407)        (230)        (172)
Other shareholders' funds                                                 2,565        2,534        2,570
Translation reserve                                                        (486)        (438)        (176)
Retained earnings                                                        13,190       11,556       10,217
                                                                    -----------  -----------  -----------
Shareholders' equity excluding minority interests                        26,979       25,421       24,182
Minority interests                                                        1,810        1,685        1,608
                                                                    -----------  -----------  -----------
Total shareholders' equity                                               28,789       27,106       25,790

                                                                    -----------  -----------  -----------
Total liabilities and shareholders' equity                            1,158,539      996,503      986,375
                                                                    -----------  -----------  -----------

      CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

                                                                                Half-year ended
                                                                       30.06.07     31.12.06     30.06.06
                                                                           GBPm         GBPm         GBPm

Net movements in available for sale reserve                                  63          202         (322)
Net movements in cash flow hedging reserve                                 (280)         (68)        (419)
Net movements in currency translation reserve                               (48)        (186)        (595)
Tax                                                                          37          (14)         267
Other movements                                                              23           (5)          30
                                                                    -----------  -----------  -----------
Amounts included directly in equity                                        (205)         (71)      (1,039)
Profit for the period                                                     2,970        2,628        2,628
                                                                    -----------  -----------  -----------
Total recognised income and expense for the year                          2,765        2,557        1,589
                                                                    -----------  -----------  -----------
Attributable to:
Equity holders                                                            2,655        2,414        1,718
Minority interests                                                          110          143         (129)
                                                                    -----------  -----------  -----------
                                                                          2,765        2,557        1,589
                                                                    -----------  -----------  -----------

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The movement in the first half of 2007 primarily reflects the recognition of net unrealised gains from changes in fair value partially offset by the transfer of net realised gains.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement. The movement in the first half of 2007 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments partially offset by the transfer of net losses to the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in the first half of 2007 primarily reflects changes in the value of the US Dollar on net investments and the impact of changes in the value of the Rand on the minority interest in Absa Group Limited partially offset by the impact of other currency movements on net investments which are hedged on a post-tax basis. The US Dollar net investments are economically hedged through US Dollar-denominated preference share capital, which is not revalued for accounting purposes.

              SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

                                                      Half-year ended
                                            30.06.07     31.12.06     30.06.06
                                                GBPm         GBPm         GBPm
Net cash flow from operating activities        2,934          954        9,103
Net cash flow from investing activities        3,990          161       (1,338)
Net cash flow from financing activities          755       (1,028)       1,593
Effects of exchange rate on cash and cash
equivalents                                     (196)         938         (386)
                                            --------     --------     --------
Net increase in cash and cash equivalents      7,483        1,025        8,972
Cash and cash equivalents at beginning of
period                                        30,402       29,377       20,405
                                            --------     --------     --------
Cash and cash equivalents at end of period    37,885       30,402       29,377
                                            --------     --------     --------

In order to provide more relevance to users and to enhance the comparability of its financial statement presentation, the Group has changed certain classification within the cash flow statement in 2006. Certain activities which were categorised as operating activities have been reclassified as financing activities and investing activities.


                                     NOTES


1. Authorised share capital

Ordinary shares

The authorised ordinary share capital of Barclays Bank PLC at 30th June 2007 was 3,000 million (31st December 2006: 3,000 million) ordinary shares of GBP1 each.

Preference shares                                 30.06.07   31.12.06   30.06.06
                                                      '000       '000       '000

Authorised share capital - shares of GBP1 each           1          1          1
Authorised share capital - shares of GBP100 each       400        400        400
Authorised share capital - shares of US$0.25 each   80,000     80,000     80,000
Authorised share capital - shares of US$100 each       400        400        400
Authorised share capital - shares of EUR100 each       400        400        400

2. Issued share capital

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC at 30th June 2007 comprised 2,332 million (31st December 2006: 2,329 million) ordinary shares of GBP1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC at 30th June 2007 is beneficially owned by Barclays PLC.

Preference shares

The issued preference share capital of Barclays Bank PLC at 30th June 2007 comprised GBP34m (31st December 2006: GBP34m) of preference shares of the following denominations:

                                               30.06.07   31.12.06   30.06.06
                                                   '000       '000       '000

Issued and fully paid shares of GBP1 each             1          1          1
Issued and fully paid shares of GBP100 each          75         75         75
Issued and fully paid shares of US$0.25 each     30,000     30,000     30,000
Issued and fully paid shares of US$100 each         100        100        100
Issued and fully paid shares of EUR100 each         240        240        240


3. Staff numbers

On a full time equivalent basis the total permanent and fixed term contract staff at 30th June 2007 was 127,000 (31st December 2006: 122,600). Additionally, agency staff totalled 15,000 (31st December 2006: 9,100).